

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Dava Ritchea
Chief Financial Officer
Sculptor Capital Management, Inc.
9 West 57th Street
New York, New York 10019

> **Re: Sculptor Capital Management, Inc.**
> **Revised Preliminary Proxy on Schedule 14A**
> **Filed October 5, 2023**
> **File No. 001-33805**

Dear Dava Ritchea:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance